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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 3) *


                             TYLAN GENERAL, INC.
--------------------------------------------------------------------------------
                              (Name of Issuer)

                       Common Stock, $0.001 Par Value
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                  902169101
                      --------------------------------
                               (CUSIP Number)

                Richard L. Waggoner, Gardere & Wynne, L.L.P.
    1601 Elm Street, Suite 3000, Dallas, Texas 75201-4761, (214) 999-3000
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              October 23, 1996
        -------------------------------------------------------------
           (Date of Event which Requires Filing of this Amendment)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 1.  Security and Issuer.

         This Amendment No. 3 ("Amendment No. 3") to the Statement on Schedule 13D, dated as of July 3, 1996, and filed with the Securities and Exchange Commission on July 12, 1996 (the "Statement"), as amended by Amendment No. 1 to the Statement dated as of August 19, 1996 and Amendment No. 2 dated as of October 23, 1996 ("Amendment No. 2"), relates to the ownership of shares of Common Stock, $0.001 par value (the "Tylan Common Stock"), of Tylan General, Inc., a Delaware corporation ("Tylan General"), which has its principal executive offices located at 15330 Avenue of Science, San Diego, California 92128. This Amendment No. 3 is being filed to correct the aggregate number of shares of Tylan Common Stock beneficially owned by the Reporting Persons that was listed in Item 5 of Amendment No. 2.

Item 5.  Interest in Securities of the Issuer.

(a) and (b):     The following table sets forth the information required by
Items 5(a) and (b):

                           Number of      Voting    Dispositive       %
    Name                    Shares        Power        Power      Ownership
 ----------               -----------     ------     ---------    ---------
 Don E. Whitson(1)          734,103        sole         sole        9.33%

 David J. Ferran            189,309        sole         sole        2.41%

 Michael H. Khougaz(2)       1,667         sole         sole          *

 KBMF(3)                    276,951        sole         sole        3.52%

 Linda Sue Dunkel(4)         39,200        sole         sole          *

 Marguerite Whitson         63,644         sole         sole          *

 Same Crowe                  64,315        sole         sole          *

 Tom Gray                    64,315        sole         sole          *

 Robert Lipsky               64,315        sole         sole          *

 John Jul                    64,315        sole         sole          *

 Robert Barraclough          64,315        sole         sole          *

 John Jordon                 38,579        sole         sole          *

 George A. Yurch             38,579        sole         sole          *

 Brian R. Day                38,579        sole         sole          *

 Kaveh Zarkar                12,868        sole         sole          *

 John Rabbitt                12,868        sole         sole          *

 Timothy Brown              118,984        sole         sole        1.52%

 Dianne Ferran               41,113        sole         sole          *

 Robert J. Ferran            96,728        sole         sole        1.23%

 Dr. William B. and Mrs.     73,689        sole         sole          *
 Karen L. Hawthorne

 Ruth Ferran                 19,491        sole         sole          *

--------------------------------

         *    Less than one percent.

         (1)  Includes 379,731 shares held of record by the Trust.

         (2) Represents vested options to purchase 1,667 shares of Tylan Common Stock.

         (3) Equinox may be deemed to have beneficial ownership of the 276,951 shares of Tylan Common Stock owned by KBMF based solely on its role as sub-advisor to KB USA, which serves as KBMF's investment advisor. Equinox does not beneficially own any other shares of Tylan Common Stock, and Equinox disclaims beneficial ownership of the 276,951 shares of Tylan Common Stock owned by KBMF. Although Equinox was named as a participant in the Indication of Interest, dated October 16, 1996 as described in Item 4 above, KBMF was not named as a participant and KBMF does not affirm that it is a member of any group as described in Amendment No. 2.

         (4) These shares were obtained pursuant to a property settlement incident to the divorce of Don E. Whitson and Linda Sue Dunkel.

         The aggregate number of shares of Tylan Common Stock beneficially owned by the Reporting Persons is 2,117,927. Each of the Reporting Persons declares that the filing of this Amendment shall not be construed as an admission that he is, for purposes of Section 13(d) or 13(g) or 16 of the Securities Act of 1933, as amended, the beneficial owner of all of the securities covered by this Amendment. Each of the Reporting Persons disclaims beneficial ownership of all of the shares of the Tylan Common Stock covered by this Schedule 13D except for the shares indicated as being beneficially owned by him in the table above.

         (c) There have been no transactions in Tylan General Common Stock effected by or for the Reporting Persons since the date of Amendment No. 2.

         (d)     Not applicable.

         (e)     Not applicable.

Signatures


         After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this Amendment is true, complete and correct.

November ____, 1996


                                  /s/ Don E. Whitson
                                  ---------------------------------------------
                                  Don E. Whitson

                                  /s/ Leo E. Whitson
                                  ----------------------------------------------
                                  Leo E. Whitson

                                  /s/ David J. Ferran
                                  ----------------------------------------------
                                  David J. Ferran

                                  /s/ Michael H. Khougaz
                                  ----------------------------------------------
                                  Michael H. Khougaz


                                  THE KB MEZZANINE FUND, L.P.

                                  By:   Kleinwort Benson (Guernsey) Limited,
                                        its General Partner


                                        By: /s/ Michael H. Khougaz
                                            ------------------------------------


                                        Its: Attorney-in-Fact
                                             -----------------------------------


                                  EQUINOX INVESTMENT PARTNERS, L.L.C.


                                  By: /s/ Michael H. Khougaz
                                      ------------------------------------------
                                       Michael H. Khougaz, Managing Member


                                  /s/ Linda Sue Dunkel
                                  ----------------------------------------
                                  Linda Sue Dunkel

                                  /s/ Marguerite Whitson
                                  ----------------------------------------------
                                  Marguerite Whitson

                                  /s/ Sam Crowe
                                  ----------------------------------------------
                                  Sam Crowe

                                  /s/ Tom Gray
                                  ----------------------------------------------
                                  Tom Gray

                                  /s/ Robert Lipsky
                                  ----------------------------------------------
                                  Robert Lipsky

                                  /s/ John Jul
                                  ----------------------------------------------
                                  John Jul

                                  /s/ Robert Barraclough
                                  ----------------------------------------------
                                  Robert Barraclough

                                  /s/ John Jordon
                                  ----------------------------------------------
                                  John Jordon

                                  /s/ George A. Yurch
                                  ----------------------------------------------
                                  George A. Yurch

                                  /s/ Brian R. Day
                                  ----------------------------------------------
                                  Brian R. Day

                                  /s/ Kaveh Zarkar
                                  ----------------------------------------------
                                  Kaveh Zarkar

                                  /s/ John Rabbitt
                                  ----------------------------------------------
                                  John Rabbitt

                                  /s/ Timothy Brown
                                  ----------------------------------------------
                                  Timothy Brown

                                  /s/ Dianne Ferran
                                  ----------------------------------------------
                                  Dianne Ferran

                                  /s/ Robert J. Ferran
                                  ----------------------------------------------
                                  Robert J. Ferran

                                  /s/ Dr. William B. Hawthorne
                                  ----------------------------------------------
                                  Dr. William B. Hawthorne

                                  /s/ Karen L. Hawthorne
                                  ----------------------------------------------
                                  Karen L. Hawthorne

                                  /s/ Ruth Ferran
                                  ----------------------------------------------
                                  Ruth Ferran